1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2019

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Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

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No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date：	October 29, 2019	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC and GLOBALFOUNDRIES Announce Resolution of Global Disputes Through Broad Global Patent Cross-License

Hsinchu, Taiwan R.O.C. and Santa Clara, CA, Oct 29, 2019 - TSMC and GLOBALFOUNDRIES (GF) today announced they are dismissing all litigation between them as well as those that involve any of their customers. The companies have agreed to a broad life-of-patents cross-license to each other’s worldwide existing semiconductor patents as well as those patents that will be filed during the next ten years as both companies continue to invest significantly in semiconductor research and development.

This resolution guarantees TSMC and GF freedom to operate and ensures that their respective customers will continue to have access to each foundry's complete array of technologies and services.

“We are pleased to have quickly reached this settlement that acknowledges the strength of our respective intellectual property. Today’s announcement enables both of our companies to focus on innovation and to better serve our clients around the world,” said Thomas Caulfield, CEO of GF. “This agreement between GF and TSMC secures GF’s ability to grow and is a win for the entire semiconductor industry which is at the core of today’s global economy.”

“The semiconductor industry has always been highly competitive, driving the players to pursue innovation that enriched the lives of millions of people around the world. TSMC has invested tens of billions of dollars towards innovation to reach our leading position today.” said Sylvia Fang, General Counsel for TSMC. “The resolution is a positive development that keeps our focus on advancing the needs of our customers for technologies that will continue to bring innovation to life, enabling the entire semiconductor industry to thrive and prosper.”

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s largest dedicated semiconductor foundry ever since. The company supports a thriving ecosystem of global customers and partners with the industry’s leading process technology and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry.

TSMC serves its customers with global capacity of more than 12 million 12-inch equivalent wafers per year in 2019, and provides the broadest range of technologies from 2 micron all the way to foundry’s most advanced processes, which is 7-nanometer today. TSMC is the first foundry to provide 7-nanometer production capabilities and the first to commercialize Extreme Ultraviolet (EUV) lithography technology in delivering customer products to market in high volume. TSMC is headquartered in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

About GLOBALFOUNDRIES

GLOBALFOUNDRIES (GF) is the world’s leading specialty foundry. We deliver differentiated feature-rich solutions that enable our clients to develop innovative products for high-growth market segments. GF provides a broad range of platforms and features with a unique mix of design, development and fabrication services. With an at-scale manufacturing footprint spanning the U.S., Europe and Asia, GF has the flexibility and agility to meet the dynamic needs of clients across the globe. GF is owned by Mubadala Investment Company. For more information, visit globalfoundries.com.

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Elizabeth Sun, TSMC Senior Director of Corporate Communications +886 3 568-2085 elizabeth_sun@tsmc.com	Laurie Kelly, GLOBALFOUNDRIES VP Global Communications +1 (518) 265-4580 Laurie.Kelly@globalfoundries.com